As Filed with the Securities and Exchange Commission on October 11, 2002

Registration No. 333-88992

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Roadway Corporation

And its Subsidiaries Identified on the Following Page
(Exact name of registrant as specified in its charter)

Delaware	**34-1956254**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

1077 Gorge Boulevard
Akron, Ohio 44310
(330) 384-1717
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John J. Gasparovic, Esq.
Vice President, General Counsel and Secretary
1077 Gorge Boulevard
Akron, Ohio 44310
(330) 384-1717
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Richard E. Baltz, Esq.
Arnold & Porter
555 Twelfth Street, N.W.
Washington, D.C. 20004
(202) 942-5124

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Amount to be Registered(1)	Proposed Maximum Offering Price per Share(1) (2)	Aggregate Offering Price(1) (2)	Registration Fee
Common Stock, $.01 par value, per share				
Senior Debt Securities				
Guarantees of Senior Debt Securities by subsidiary guarantors(3)				
Total			$250,000,000	$23,000(4)

(1) An indeterminate number of or aggregate principal amount of the securities is being registered as may at various times be issued at indeterminate prices, with an aggregate public offering price not to exceed $250,000,000 or the equivalent thereof in one or more currencies or, if any debt securities are issued at any original issuance discount, such greater amount as shall result in net proceeds of $250,000,000 to the registrant.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(3) Pursuant to Rule 457(n), no separate fee is payable with respect to the guarantees being registered hereby.
(4) Previously paid.

TABLE OF ADDITIONAL REGISTRANTS

The following direct and indirect subsidiaries of Roadway Corporation may guarantee certain senior debt securities and are additional registrants under this registration statement.

Exact Name of Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number	Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices
Roadway Express, Inc.	Delaware	**4210**	34-0492670	1077 Gorge Blvd. Akron, Ohio 44310 (330) 384-9000
Roadway Express International, Inc.	Delaware	**4731**	34-1504752	1077 Gorge Blvd. Akron, Ohio 44310 (330) 384-9000
Roadway Reverse Logistics, Inc.	Ohio	**4210**	34-1738381	1077 Gorge Blvd. Akron, Ohio 44310 (330) 384-9000
Roadway Next Day Corporation	Pennsylvania	**4213**	23-2255947	625 South Fifth Ave. Lebanon, Pennsylvania 17042 (717) 274-2521
Arnold Transportation Services, Inc.	Pennsylvania	**4213**	23-1582737	9523 Florida Mining Blvd. Jacksonville, Florida 32257 (800) 388-8320
New Penn Motor Express, Inc.	Pennsylvania	**4213**	23-2209533	625 South Fifth Ave. Lebanon, Pennsylvania 17042 (717) 274-2521

Subject to completion, dated October 11, 2002.

Roadway® Corporation

Common Stock
Senior Debt Securities

$250,000,000

This prospectus relates to common stock and senior debt securities that we may sell from time to time in one or more offerings up to an aggregate public offering price of $250.0 million. We will provide specific terms of these sales in supplements to this prospectus. You should read this prospectus and each supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol "ROAD." The last reported sale price on October 7, 2002 was $36.08 per share. We have no other securities traded on Nasdaq or listed on any national securities exchange.

Subsidiaries that are guarantors of any of our other debt obligations may guarantee payment amounts due under any series of debt securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is   , 2002.

TABLE OF CONTENTS

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this document.

ABOUT THIS PROSPECTUS

This prospectus is part of a "shelf" registration statement on Form S-3 that we filed with the SEC. Under this shelf process, we may sell common stock and senior debt securities from time to time in one or more offerings up to an aggregate public offering price of $250.0 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the headings "Where You Can Find More Information" and "Incorporation By Reference."

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov. Our common stock is traded on the Nasdaq National Market under the symbol "ROAD."

INCORPORATION BY REFERENCE

The SEC requires us to "incorporate by reference" certain information we file with them, which means that we will disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any information that we file with the SEC after the date of this prospectus as part of an incorporated document will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below:

- Our Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001;

- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

- Our Amended Quarterly Reports on Form 10-Q/A for the quarterly periods ended March 23, 2002 and June 15, 2002

- Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 23, 2002 and June 15, 2002;

- Our Current Reports on Form 8-K filed on May 24, 2002 and August 13, 2002; and

- The description of our common stock contained in our registration statement on Form 8-A (SEC File No. (000-32821)) filed with the SEC on May 30, 2001.

We also incorporate by reference any filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering made by this prospectus.

You may request a copy of any filings referred to above, excluding exhibits, at no cost, by writing or telephoning us at the following address: Roadway Corporation, 1077 Gorge Boulevard, Akron, Ohio 44310, Attention: Corporate Secretary (telephone 330-384-1717).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

While most of the information provided in this prospectus and the documents incorporated by reference in this prospectus is historical, some of the comments made are forward-looking statements intended to qualify for the safe harbor from liability under the Private Securities Litigation Reform Act of 1995. All statements that are not historical statements of fact are "forward-looking statements" for purposes of these provisions and are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

Forward-looking statements include all comments relating to our beliefs and expectations as to future events and trends affecting our business, results of operations and financial condition. We intend for the words "believes," "anticipates," "expects," "intends," "plans," "continues," "projects" and similar expressions to identify forward-looking statements. We have based these forward-looking statements on management's analysis about future events only as of the date of this prospectus. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries. The risks and uncertainties include, among others, variable factors such as capacity and rate levels in the motor freight industry; fuel prices; the impact of competition; the state of the national economy; the success of our operating plans, including our ability to manage growth and control costs; labor relations matters, including the timely settlement of our National Master Freight Agreement negotiations; and uncertainties concerning the impact terrorist activities may have on the economy and the motor freight industry. In addition to the disclosure contained in this document, you should carefully review the risks and uncertainties contained in any prospectus supplement and in other documents that we file from time to time with the SEC.

ABOUT THE COMPANY

Unless the context otherwise requires, references in this prospectus to "Roadway," "we," "us" or "our" or similar terms refer to Roadway Corporation and its consolidated subsidiaries.

Roadway Corporation, a holding company, was established to pursue acquisition, merger, partnership and other opportunities related to our core competence in transportation and related e-business solutions. Our acquisition activities focus on high quality, profitable companies that offer services not currently available from our other holdings.

Principal among our operating subsidiaries is Roadway Express, Inc., a leading transporter of industrial, commercial and retail goods with a variety of innovative services designed to meet customer needs. An ISO 9002 certified carrier, Roadway Express provides seamless service among all 50 states, Canada, Mexico and Puerto Rico including export services to 66 countries. Service in Canada is provided by Reimer Express Lines Ltd., while service in Mexico is handled by Roadway Express S.A. de C.V. Both companies are subsidiaries of Roadway Express.

Another of our operating subsidiaries is Roadway Next Day Corporation, formerly known as Arnold Industries, Inc., which we acquired in November 2001. Roadway Next Day includes New Penn Motor Express, Inc., a regional, next-day ground less-than-truckload, or LTL, carrier of general commodities serving twelve states in the Northeastern United States, Quebec and Puerto Rico, with links to the Midwest and Southeast United States and Ontario. Roadway Next Day also includes Arnold Transportation Services, Inc., an irregular route, dedicated truckload, or TL, carrier serving short-haul markets in the Northeast, Southeast, Midwest and Southwest regions of the United States.

We also participate as a minority equity partner in Integres Global Logistics, Inc., an integrated airfreight and logistics service provider. This partnership fits our strategy to develop next-day and expedited markets. Integres combines the assets and experience of world-class transportation carriers with the power of Internet technologies to offer shippers a single-source solution for the multi-modal shipment of heavy freight. Roadway Express serves as Integres' primary North American ground carrier, which provides a new channel for market and business development.

We remained debt free until the acquisition of Arnold Industries in November 2001. The net acquisition consideration of about $403.0 million was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225.0 million in senior notes and available cash.

About 72% of our employees are represented by various labor unions, primarily the International Brotherhood of Teamsters, or IBT. The current agreement with the IBT expires on March 31, 2003.

The trucking industry operates under three main divisions: package, TL and LTL. Package carriers handle mostly smaller shipments and heavily rely on automated systems to process their freight. TL carriers dedicate full trucks to one customer and make deliveries of goods from start to finish. LTL carriers take partial loads from multiple customers on a single truck and then route the goods through a series of terminals where freight is transferred to other trucks with similar destinations.

We currently believe the next-day ground LTL market is the most attractive segment of the trucking industry. This is due to the growth in demand for expedited services and for just-in-time inventory systems. Adopted by many of our customers, just-in-time inventory management has resulted in the need to ship smaller freight more frequently and for more time-definite and expedited delivery services, increasing the demand for the services provided by us and other LTL carriers.

The LTL industry is composed of the following three segments:

- the **regional** segment, which ships on routes, also known as lanes, shorter than 500 miles and is primarily served by next-day ground and, to a lesser extent, two-day service;

- the **inter-regional** segment, which ships on lanes between 500 and 1,200 miles and is primarily served by two- and three-day service; and

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- the **long-haul** segment, which ships on lanes generally over 1,200 miles and is served primarily by three-day and beyond service.

Founded in 1930, Roadway Express, through its extensive network of approximately 378 terminals located throughout North America, offers long-haul, inter-regional and regional LTL freight services on two-day and beyond lanes. Roadway Express provides general commodity freight service among all 50 states, Canada, Mexico and Puerto Rico, and export services to 66 additional countries. Roadway Express also offers TL services to complement its LTL business, usually to fill back hauls and maximize equipment utilization. In addition, Roadway Express provides higher margin, specialized services, including guaranteed expedited services, time-specific delivery, North American international services, coast-to-coast air delivery, sealed trailers, product returns, cold-sensitive protection and government material shipments. Roadway Express is one of the largest LTL motor carriers in the United States and has the leading market share in long-haul LTL segment, serving over 165,000 individual customers.

Founded in 1931, New Penn is a regional, next-day ground LTL carrier of general commodities. Through a network of 24 terminals, New Penn serves twelve states in the Northeastern United States, Quebec and Puerto Rico and has links to the Midwest and Southeast regions of the United States and Ontario. Ninety-five percent of New Penn's shipments are delivered next-day in the Northeast region of the United States.

Arnold Transportation Services began operations in 1978. Arnold Transportation Services is an irregular route, dedicated truckload carrier serving short-haul markets in the Northeast, Southeast, Midwest and Southwest regions of the United States.

Roadway Corporation is a Delaware corporation headquartered in Akron, Ohio. Our mailing address and principal executive offices are located at 1077 Gorge Boulevard, Akron, Ohio 44310. Our telephone number is (330) 384-1717, and our web site address is www.roadwaycorp.com.

Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information contained on our web site as part of this prospectus.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These purposes may include, but are not limited to:

- reduction or refinancing of outstanding indebtedness or other corporate obligations;
- acquisitions;
- capital expenditures; and
- working capital.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

DIVIDEND POLICY

The holders of our common stock receive dividends if and when declared by our board of directors out of legally available funds. We currently pay dividends at an annual rate of $0.20 per share. We expect to continue to pay quarterly dividends on a basis consistent with our past practice. However, our board's declaration and payment of dividends will depend upon business conditions, operating results and other factors it considers relevant. We cannot give any assurance that we will continue to pay dividends on our common stock at the current annual rate or at all.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods shown is as follows:

| | Twenty-four Weeks Ended June 15, 2002 | Year Ended December 31, | | | | |
		2001	2000	1999	1998	1997
Ratio of earnings to fixed charges................	1.5x	9.9x	32.6x	29.2x	20.1x	21.3x

Ratio of earnings to fixed charges is calculated by dividing the sum of income before income tax expense and fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of capitalized expenses relating to indebtedness and interest expense included in rental payments.

DESCRIPTION OF THE COMMON STOCK WE MAY OFFER

The following description of our common stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock, but is not complete. For the complete terms of our common stock, please refer to our certificate of incorporation and bylaws that are incorporated by reference into the registration statement, which includes this prospectus. See "Where You Can Find More Information" and "Incorporation by Reference."

We will describe in a prospectus supplement the specific terms of any common stock we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of the common stock may differ from the terms described below.

Common Stock

Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $.01 per share. As of October 7, 2002, there were 20,556,714 shares of common stock issued, which included 19,350,333 shares outstanding and 1,206,381 shares held in treasury.

Holders of our common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Notice of any stockholders' intention to nominate a person to be elected to our board of directors must generally be received by us not less than 70 days before the meeting at which the election is being held.

Subject to the preferences applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose. In the event of liquidation, holders of common stock will be entitled to receive any assets remaining after the payment of our debts and the expenses of the liquidation, subject to such preferences applicable to any outstanding preferred stock.

The holders of our common stock have no preemptive, subscription or conversion rights. All issued and outstanding shares of common stock are fully paid and non-assessable. Any shares of common stock we offer and sell under this prospectus will also be fully paid and non-assessable.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having preferences, powers and relative, participating, optional and other rights, including preferences over our shares of common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our shares of common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Our common stock is traded on the Nasdaq National Market under the symbol "ROAD." Any additional shares of common stock we offer and sell under this prospectus will also be available for quotation and trading on Nasdaq.

Delaware Anti-Takeover Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, some "business combinations" between a Delaware corporation and an "interested stockholder" are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

- the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before the stockholder became an interested stockholder;

- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, voting stock owned
    - by directors who are also officers, and
    - by employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or
- the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock that the interested stockholder did not own.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

Under the Delaware General Corporation Law, the term "business combination" is defined generally to include:

- mergers or consolidations between a Delaware corporation and an interested stockholder;
- transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries; and
- transactions that increase an interested stockholder's percentage ownership of stock.

The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

Limitation on Directors' Liability

Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent Delaware law permits. Specifically, no member of our board of directors will be personally liable for monetary damages for any breach of the member's fiduciary duty as a director, except for liability:

- for any breach of the member's duty of loyalty to us or our shareholders;
- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and
- for any transaction from which the member derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, although such an action, if successful, might otherwise have benefited our stockholders and us. Our certificate of incorporation provides indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities, and we have entered into agreements with each of our directors that indemnify them to the fullest extent Delaware law permits.

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DESCRIPTION OF THE SENIOR DEBT SECURITIES WE MAY OFFER

The following description of the senior debt securities we may offer, together with the additional information included in any prospectus supplement, describes the material terms and conditions of this type of security, but is not complete. For a more detailed description of the terms of the debt securities, please refer to the indenture between us and a trustee to be selected relating to the issuance of the debt securities. We will file the indenture with the SEC as an exhibit to the registration statement of which this prospectus is a part.

We will describe in a prospectus supplement the specific terms of any debt securities we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of the debt securities may differ from the terms described below.

The debt securities will rank equally with all of our existing and future senior debt and will rank senior to all of our subordinated debt. We conduct operations through our subsidiaries. As a result, we depend on dividends, loans, advances and payments from our subsidiaries to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to pay dividends and make other payments to us is restricted by, among other things, applicable corporate and other laws and regulations. This ability may be further restricted in the future by agreements to which our subsidiaries may be a party.

Subsidiaries that are guarantors of any of our other debt obligations will guarantee payment of amounts due under any series of debt securities, but only to the extent that and for so long as such subsidiaries guarantee the payment of such other debt obligations. We do not expect any non-domestic subsidiary to initially be a guarantor of any debt securities. The specific terms and provisions of each guarantee will be described in the applicable prospectus supplement. As of the date of this registration statement, the following subsidiaries guarantee other debt obligations of Roadway Corporation:

- Roadway Express, Inc.;

- Roadway Express International, Inc.;

- Roadway Reverse Logistics, Inc.;

- Roadway Next Day Corporation;

- Arnold Transportation Services, Inc.; and

- New Penn Motor Express, Inc.

The debt securities will be effectively subordinated to all of our debt secured by our assets other than debt secured by the capital stock of our first-tier domestic subsidiaries, including sale and leaseback transactions, to the extent of the value of the assets securing that debt. The debt securities will also be effectively subordinated to all debt of our subsidiaries secured by assets, including sale and leaseback transactions, to the extent of the value of the assets securing that debt. The debt securities will be effectively subordinated to all debt of our non-guaranteeing subsidiaries.

In the event of a default, foreclosure or bankruptcy, the secured creditors would have priority and the assets that serve as collateral would be available to satisfy their obligations before any payments are made on the debt securities.

While the indenture may limit our ability to grant liens to secure debt, the limitations may be subject to significant exceptions. Unless otherwise indicated in a prospectus supplement, we intend, subject to the consent of the lenders, if required, that the debt securities will be secured, equally and ratably with debt under our credit facility by liens on the capital stock of the subsidiaries, the capital stock of which has been pledged under our credit facility.

Any series of debt securities will be issued under one or more indentures to be entered into between us and the trustee named in the indenture. The indenture will be qualified under the Trust Indenture Act of 1939.

The following summaries of various material provisions of the debt securities and the indenture are subject to, and qualified in their entirety by reference to, all the provisions of the indenture. For purposes of this section entitled "Description of the Senior Debt Securities We May Offer," "we" refers only to Roadway Corporation and does not include its consolidated subsidiaries.

General

Each prospectus supplement will describe the following terms relating to each series of debt securities that we may issue:

- the title;

- any limit on the amount that may be issued;

- whether or not the series of debt securities will be issued in global form, the terms and who the depositary will be;

- the maturity date(s);

- the annual interest rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record date(s) for interest payment date(s) or the method for determining such date(s);

- the place(s) where payments shall be payable;

- our right, if any, to defer payment of interest and the maximum length of any deferral period;

- the date, if any, after which, and the price(s) at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

- the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

- any additions to, or modification or deletion of, the events of default or the covenants specified in the applicable indenture with respect to the series of debt securities;

- terms and conditions, if any, pursuant to which the series of debt securities are secured; and

- any other terms not inconsistent with any other terms of the applicable indenture.

Covenants and Restrictions

The indenture will not contain any provisions that would limit our ability to incur indebtedness or require us to maintain financial ratios or specified levels of net worth or liquidity, nor will it contain covenants or other provisions designed to afford holders of any series of debt securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence. In addition, the indenture will not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of any series of debt securities upon a change in control or other events that may adversely affect the creditworthiness of the debt securities. The indenture, however, will:

- provide that, subject to significant exceptions, neither we nor any of our subsidiaries may subject our or their property or assets to any mortgage or other encumbrance unless the debt securities are secured equally and ratably with the other indebtedness that is secured by that property or those assets;

- contain limitations on our and our subsidiaries' ability to enter into sale and leaseback arrangements; and

- contain limitations on our and our subsidiaries' ability to enter into consolidations or mergers.

Events of Default Under the Indenture

The following will be an event of default under the indenture:

- failure to pay any interest on any series of debt securities when due, continued for 30 days;

- failure to pay principal of (or premium, if any, on) any series of debt securities when due;

- failure to perform or comply with any provisions relating to the issuance of guarantees by additional subsidiaries;

- failure of us to perform any other covenant or warranty in the indenture, which continues for 60 days after written notice;

- failure to pay when due, subject to any applicable grace period, the principal at maturity of, or acceleration prior to maturity of, any indebtedness for money borrowed by us or any subsidiary having an aggregate principal amount outstanding of at least $10,000,000, and the payment default has not been waived or the acceleration has not been rescinded or the indebtedness has not been discharged within 30 days following the payment default or acceleration; and

- specified events of bankruptcy, insolvency or reorganization affecting us or any of our subsidiary guarantors.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders have offered to the trustee indemnity reasonably satisfactory to it. Subject to the provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding series of debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding series of debt securities may accelerate the maturity of all of the debt securities in the series. After the acceleration, but before a judgment or decree based on acceleration, however, the holders of a majority in aggregate principal amount of the outstanding series of debt securities may, under some circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the indenture. For information as to waiver of defaults, see "— Amendment, Modification and Waiver" below. In the case of an event of default relating to a bankruptcy or insolvency on our part, however, acceleration will occur automatically.

No holder of any series of debt securities will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless:

- the holder has previously given to the trustee written notice of a continuing event of default and

  - the holders of at least 25% in aggregate principal amount of the outstanding series of debt securities have made written request, and the holders have offered reasonable indemnity, to the trustee to institute the proceeding as trustee;

  - the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding series of debt securities a direction inconsistent with the request; and

  - the trustee failed to institute the proceeding within 60 days after the notice.

These limitations, however, do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of, and premium, if any, or interest on the debt security on or after the respective due dates expressed in the debt security.

We will be required to furnish to the trustee annually a written statement as to our performance of some of our obligations contained in the indenture.

Amendment, Modification and Waiver

Modifications and amendments of the indenture may be made by us, the guarantors and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding series of debt securities. No modification or amendment may, however, without the consent of the holder of each outstanding debt security affected by such modification or amendment:

- change the stated maturity of the principal of, or any installment of interest on, any series of debt securities;

- amend the provisions of the guarantees or the indenture relating to the subsidiary guarantors in any way adverse to the interests of any holder, other than to effect the release of a guarantor;

- reduce the principal amount of, or the premium, if any, or interest on, any series of debt securities;

- change the place or currency of payment of principal of, or premium, if any, or interest on, any series of debt securities;

- impair the right to institute suit for the enforcement of any payment on or with respect to any series of debt securities;

- reduce the above-stated percentage of the outstanding series of debt securities necessary to modify or amend the indenture;

- reduce the percentage of the aggregate principal amount of the outstanding series of debt securities necessary for waiver of compliance with specified provisions of the indenture or for waiver of certain defaults; or

- modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified.

The holders of a majority in aggregate principal amount of the outstanding series of debt securities may waive compliance by us with some restrictive provisions of the indenture. Subject to the preceding paragraph, the holders of a majority in aggregate principal amount of the outstanding series of debt securities may waive any past default under the indenture, except a default in the payment of principal, or premium, if any or interest.

Without the consent of any holder, we, the subsidiary guarantors and the trustee may amend the indenture to:

- cure any ambiguity, defect or inconsistency in the indenture;

- provide for the assumption by a successor of our or a subsidiary guarantor's obligations under the indenture;

- reflect the release of any guarantor from its guarantee of the debt securities, or the addition of any subsidiary as a guarantor, in the manner provided by the indenture;

- reflect the release of any security from the debt securities, or the addition of any security, in the manner provided by the indenture;

- add to our covenants for the benefit of the holders of any series of debt securities or to surrender any right or power conferred upon us or the subsidiary guarantors;

- make any change that does not adversely affect the rights of any holder; or

- comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

Defeasance and Discharge

The indenture will provide that:

- if applicable, we and the guarantors will be discharged from any and all obligations under the indenture; and

- if applicable, we and the guarantors may omit to comply with various restrictive covenants, and that the omission will not be deemed to be an event of default under the indenture.

If in either bullet point above, we make an irrevocable deposit with the trustee, in trust, of money and/or U.S. government obligations that will provide money in an amount sufficient to pay the principal of, and premium, if any, and each installment of interest, if any, on the debt securities.

With respect to the second bullet point above, the obligations under the indenture other than with respect to those various restrictive covenants and the related event of default, will remain in full force and effect.

The trust may only be established if, among other things:

- with respect to the first bullet point above, we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that holders of the series of debt securities will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred;

- with respect to the second bullet point above, we have delivered to the trustee an opinion of counsel to the effect that the holders of the series of debt securities will not recognize gain or loss for federal income tax purposes as a result of the deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred;

- no event of default, or event that with the passing of time or the giving of notice, or both, will constitute an event of default, has occurred and is continuing;

- we have delivered to the trustee an opinion of counsel to the effect that the deposit will not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940; and

- various other customary conditions precedent are satisfied.

In the event we are discharged by virtue of these defeasance provisions, the subsidiary guarantors will also be discharged.

Form, Exchange and Transfer

Debt securities of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple of $1,000. The indenture will provide that the series of debt securities may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to that series.

At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities described in the applicable prospectus supplement, the series of debt securities will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indenture and the limitations applicable to global securities set forth in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

The security registrar and any transfer agent (in addition to the security registrar) initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any series of debt securities on any interest payment date will be made to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

Principal of and any premium and interest on the series of debt securities will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the trustee in the City of New York will be designated as our sole paying agent for payments with respect to the debt securities of each series. Any other paying agents initially designated by us for the series of debt securities will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the series of debt securities.

All moneys paid by us to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities that remains unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to us, and afterwards the holder of the security may look only to us for payment.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell the securities being offered pursuant to this prospectus directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of these methods. The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to us, any underwriting discounts and other items constituting underwriters' compensation, and initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used in an offering, we will execute an underwriting agreement with the underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to any dealer may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased. The underwriters may include, among others, Credit Suisse First Boston Corporation.

If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices that they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933) of the securities described in the prospectus supplement. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales of those securities.

Underwriters, dealers and agents, may be entitled to indemnification by us under underwriting or other agreements against specified civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters or agents may be required to make. The terms of any indemnification provisions will be set forth in a prospectus supplement. Some underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us, in the ordinary course of business.

If indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

Any of our shares of common stock sold pursuant to a prospectus supplement will be eligible for quotation and trading on the Nasdaq National Market, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but those underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the shares of our common stock, may or may not be listed on a national securities exchange or eligible for quotation and trading on Nasdaq.

14

VALIDITY OF SECURITIES

The validity of the common stock and senior debt securities offered under this prospectus will be passed upon for us by John J. Gasparovic, Vice President, General Counsel and Secretary of Roadway Corporation.

EXPERTS

The consolidated financial statements and schedule of Roadway Corporation and the consolidated financial statements of Roadway Express, Inc. incorporated by reference or included in Roadway Corporation's Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference or included therein and incorporated herein by reference in this Prospectus and Registration Statement. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Roadway Next Day Corporation at December 31, 2001, and for the one-month period ended December 31, 2001 and the eleven-month period ended November 30, 2001, included in Roadway Corporation's Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in this Prospectus and Registration Statement. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Arnold Industries, Inc. (predecessor to Roadway Next Day Corporation) at December 31, 2000, and for each of the two years in the period ended December 31, 2000, incorporated by reference in this Prospectus by reference to Roadway Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, as stated in their report with respect thereto, and are given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. *Other Expenses of Issuance and Distribution.*

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred in connection with the sale of common stock and senior debt securities being registered.

SEC Registration Fee	$ 23,000
Legal Fees and Expenses	150,000
Accounting Fees and Expenses	75,000
Printing and engraving expenses	140,000
Miscellaneous	112,000
Total	$500,000

All of the above items, except for the registration fee, are estimates.

Item 15. *Indemnification of Directors and Officers.*

Roadway Corporation, Roadway Express, Inc. and Roadway Express International, Inc.:

Under Delaware law, a corporation may include in its certificate of incorporation ("Certificate") a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, but no such provision may eliminate or limit the liability of a director (a) for any breach of its duty of loyalty, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law ("DGCL") (dealing with illegal redemptions and stock repurchases), or (d) for any transaction from which the director derived an improper personal benefit. Roadway Corporation and Roadway Express' Certificates limit personal liability of directors to the fullest extent permitted by Delaware law, and Roadway Express International Bylaws provide for the mandatory indemnification of officers and directors.

Delaware law also provides that a corporation (a) must indemnify its directors, officers, employees, and agents for all expenses of litigation when they are successful on the merits or otherwise; (b) may indemnify such persons for the expenses, judgments, fines, and amounts paid in settlement of litigation (other than a derivative suit) even if they are not successful on the merits, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of criminal proceedings, have no reason to believe that their conduct was unlawful); and (c) may indemnify such persons for the expenses of a derivative suit even if they are not successful on the merits if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification may be made on behalf of a person adjudged to be liable in a derivative suit, unless the Delaware Chancery Court determines that, despite such adjudication but in view of all of the circumstances, such person is entitled to indemnification. In any such case, indemnification may be made only upon determination by (i) a majority of the disinterested directors, (ii) independent legal counsel or (iii) the stockholders that indemnification is proper because the applicable standard of conduct was met. The advancement of litigation expenses to a director or officer is also authorized upon receipt by the board of directors of an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified for them.

Roadway Corporation and Roadway Express' Certificates authorize mandatory indemnification to the full extent permitted by Delaware law and authorizes each of them to enter into indemnification agreements with directors, officers and other persons entitled to indemnification thereunder. Roadway

Corporation and Roadway Express' Certificates further authorize each of them to provide by agreement for indemnification greater or different than set forth in their respective Certificates. Roadway Corporation has entered into indemnification agreements with its directors and certain officers that indemnify such persons to the maximum extent permitted by applicable law.

Roadway Corporation has a directors' and officers' liability insurance policy in place pursuant to which its directors and officers will be insured against certain liabilities, including certain liabilities under the Securities Act and the Exchange Act.

Agreements Roadway Corporation may enter into with underwriters, dealers and agents who participate in the distribution of its securities may contain provisions relating to the indemnification of its officers and directors.

Roadway Reverse Logistics, Inc.:

In general, a director of an Ohio corporation will not be found to have violated his fiduciary duties unless there is proof by clear and convincing evidence that the director (a) has not acted in good faith, (b) has not acted in a manner he reasonably believes to be in or not opposed to the best interests of the corporation or (c) has not acted with the care that an ordinarily prudent person in a like position would use under similar circumstances. Monetary damages for any act taken or omission made as a director are generally awarded only if it is proved by clear and convincing evidence that the director undertook such act or omission either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

Under Ohio law, a corporation must indemnify its directors, officers, employees and agents against expenses reasonably incurred in connection with the successful defense (on the merits or otherwise) of an action, suit or proceeding. A corporation may indemnify such persons in actions, suits and proceedings (including certain derivative suits) if the individual has acted in good faith and in a manner that he believes to be in or not opposed to the best interests of the corporation. In the case of a criminal proceeding, the individual must also have no reasonable cause to believe that his conduct was unlawful.

Indemnification may be made only if ordered by a court or if authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such a determination may be made by a majority of the disinterested directors, by independent legal counsel or by the shareholders.

Under Ohio law, a corporation may pay the expenses of any indemnified individual as they are incurred, in advance of the final disposition of the matter, if the individual provides an undertaking to repay the amount if it is ultimately determined that he is not entitled to be indemnified. Ohio law generally requires all expenses, including attorneys' fees, incurred by a director in defending any action, suit or proceeding to be paid by the corporation as they are incurred if the director agrees (a) to repay such amounts in the event that it is proved by clear and convincing evidence that his action or omission was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation, and (b) to reasonably cooperate with the corporation concerning the action, suit or proceeding.

Roadway Next Day Corporation, Arnold Transportation Services, Inc. and New Penn Motor Express, Inc.:

In general, Pennsylvania corporation law allows for indemnification of officers and directors acting in their capacity as such, absent a showing the act or omission alleged constitutes self-dealing, willful misconduct or recklessness. Roadway Next Day, Arnold Transportation and New Penn's Bylaws provide for indemnification to the fullest extent permitted by law.

In addition to the Bylaws, Sections 511 through 518 and 1741 through 1750 of the Pennsylvania Business Corporation Law of 1988 (as amended), set forth indemnification rights and restrictions available to their respective directors and are located at 15 Pa. C.S.A. Sections 511-518 and 1741-1750.

Item 16. *Exhibits.*

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1*	Form of Underwriting Agreement.
4.1	Certificate of Incorporation of Roadway Corporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A filed by Roadway Corporation on May 30, 2001).
4.2	Bylaws of Roadway Corporation (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form 8-A filed by Roadway Corporation on May 30, 2001).
4.3	Form of Senior Indenture (filed herewith).
4.4*	Form of Senior Note.
5†	Opinion of John J. Gasparovic regarding the legality of the securities being registered.
12†	Statement regarding computation of earnings to fixed charges.
23.1	Consent of Ernst & Young LLP, Independent Accountants (filed herewith).
23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants (filed herewith).
23.3†	Consent of John J. Gasparovic (included in Exhibit 5).
24†	Powers of Attorney authorizing execution of Registration Statement on Form S-3 on behalf of certain directors and officers of the registrants.
25**	Form T-1 Statement of Eligibility of Trustee for Senior Indenture under Trust Indenture Act of 1939.

---

 * To be filed by amendment, or as an exhibit to a report on Form 8-K pursuant to Item 601 of Regulation S-K and incorporated herein by reference.

** To be filed separately pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.

 † Previously filed.

Item 17. *Undertakings.*

The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (l)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of the registrant's employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the registrant's directors, officers and controlling persons pursuant to the provisions described in Item 15, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrants hereby undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (the "Trust Indenture Act") in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Roadway Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and, Roadway Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on October 11, 2002.

ROADWAY CORPORATION

By: /s/ JOHN J. GASPAROVIC
John J. Gasparovic
Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on October 11, 2002 by the following persons in the capacities indicated.

Signature	Title	Date
* Michael W. Wickham	Chairman and Chief Executive Officer (Principal Executive Officer)	October 11, 2002
* J. Dawson Cunningham	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 11, 2002
* John G. Coleman	Controller (Principal Accounting Officer)	October 11, 2002
Dale F. Frey	Director	October 11, 2002
* Phillip J. Meek	Director	October 11, 2002
Frank P. Doyle	Director	October 11, 2002
* John F. Fiedler	Director	October 11, 2002
* Carl W. Schafer	Director	October 11, 2002
* Sarah Roush Werner	Director	October 11, 2002

* The undersigned by signing his name hereto, does sign and execute this Registration Statement on Form S-3 pursuant to a Power of Attorney executed on behalf of the above-indicated officers and directors of Roadway Corporation and filed herewith as Exhibit 24 on behalf of Roadway Corporation and each such person.

By: /s/ JOHN J. GASPAROVIC
John J. Gasparovic
Attorney-in-fact

Pursuant to the requirements of the Securities Act, Roadway Express, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and, Roadway Express, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on October 11, 2002.

ROADWAY EXPRESS, INC.

By: _____ /s/ JOSEPH R. BONI III _____

Joseph R. Boni III
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* James D. Staley	President and Chief Executive Officer (Principal Executive Officer)	October 11, 2002
* John G. Coleman	Controller (Principal Financial and Accounting Officer)	October 11, 2002
* J. Dawson Cunningham	Director	October 11, 2002
* John J. Gasparovic	Director	October 11, 2002
* Michael W. Wickham	Director	October 11, 2002

* The undersigned by signing his name hereto, does sign and execute this Registration Statement on Form S-3 pursuant to a Power of Attorney executed on behalf of the above-indicated officers and directors of Roadway Express, Inc. and filed herewith as Exhibit 24 on behalf of Roadway Express, Inc. and each such person.

By: _____ /s/ JOSEPH R. BONI III _____

Joseph R. Boni III
Attorney-in-fact

Pursuant to the requirements of the Securities Act, Roadway Express International, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and, Roadway Express International, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on October 11, 2002.

ROADWAY EXPRESS INTERNATIONAL, INC.

By: _____ /s/ JOSEPH R. BONI III _____

Joseph R. Boni III
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Michael W. Wickham	President and Director (Principal Executive Officer)	October 11, 2002
/s/ JOSEPH R. BONI III Joseph R. Boni III	Treasurer (Principal Financial and Accounting Officer)	October 11, 2002
* James D. Staley	Director	October 11, 2002

* The undersigned by signing his name hereto, does sign and execute this Registration Statement on Form S-3 pursuant to a Power of Attorney executed on behalf of the above-indicated officers and directors of Roadway Express International, Inc. and filed herewith as Exhibit 24 on behalf of Roadway Express International, Inc. and each such person.

By: _____ /s/ JOSEPH R. BONI III _____

Joseph R. Boni III
Attorney-in-fact

Pursuant to the requirements of the Securities Act, Roadway Reverse Logistics, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and, Roadway Reverse Logistics, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on October 11, 2002.

ROADWAY REVERSE LOGISTICS, INC.

By: /s/   JOSEPH R. BONI III
          Joseph R. Boni III
          Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Robert L. Stull	President (Principal Executive Officer)	October 11, 2002
/s/ JOSEPH R. BONI III Joseph R. Boni III	Treasurer and Director (Principal Financial and Accounting Officer)	October 11, 2002
* John J. Gasparovic	Director	October 11, 2002

* The undersigned by signing his name hereto, does sign and execute this Registration Statement on Form S-3 pursuant to a Power of Attorney executed on behalf of the above-indicated officers and directors of Roadway Reverse Logistics, Inc. and filed herewith as Exhibit 24 on behalf of Roadway Reverse Logistics, Inc. and each such person.

By: /s/   JOSEPH R. BONI III
          Joseph R. Boni III
          Attorney-in-fact

Pursuant to the requirements of the Securities Act, Roadway Next Day Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and, Roadway Next Day Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on October 11, 2002.

ROADWAY NEXT DAY CORPORATION

By: _____ /s/ JOSEPH R. BONI III _____
Joseph R. Boni III
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Michael W. Wickham	President and Director (Principal Executive Officer)	October 11, 2002
/s/ JOSEPH R. BONI III Joseph R. Boni III	Treasurer and Vice President (Principal Financial and Accounting Officer)	October 11, 2002
* J. Dawson Cunningham	Director	October 11, 2002
* John J. Gasparovic	Director	October 11, 2002

* The undersigned by signing his name hereto, does sign and execute this Registration Statement on Form S-3 pursuant to a Power of Attorney executed on behalf of the above-indicated officers and directors of Roadway Next Day Corporation and filed herewith as Exhibit 24 on behalf of Roadway Next Day Corporation and each such person.

By: _____ /s/ JOSEPH R. BONI III _____
Joseph R. Boni III
Attorney-in-fact

Pursuant to the requirements of the Securities Act, Arnold Transportation Services, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and, Arnold Transportation Services, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on October 11, 2002.

ARNOLD TRANSPORTATION SERVICES, INC.

By: _____/s/ JOSEPH R. BONI III_____

Joseph R. Boni III
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Michael S. Walters	President (Principal Executive Officer)	October 11, 2002
/s/ JOSEPH R. BONI III Joseph R. Boni III	Treasurer (Principal Financial and Accounting Officer)	October 11, 2002
* J. Dawson Cunningham	Director	October 11, 2002
* John J. Gasparovic	Director	October 11, 2002
* Michael W. Wickham	Director	October 11, 2002

* The undersigned by signing his name hereto, does sign and execute this Registration Statement on Form S-3 pursuant to a Power of Attorney executed on behalf of the above-indicated officers and directors of Arnold Transportation Services, Inc. and filed herewith as Exhibit 24 on behalf of Arnold Transportation Services, Inc. and each such person.

By: _____/s/ JOSEPH R. BONI III_____

Joseph R. Boni III
Attorney-in-fact

Pursuant to the requirements of the Securities Act, New Penn Motor Express, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and, New Penn Motor Express, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on October 11, 2002.

NEW PENN MOTOR EXPRESS, INC.

By: _____ /s/ JOSEPH R. BONI III _____

Joseph R. Boni III
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Stephen M. O'Kane	President and Chief Executive Officer (Principal Executive Officer)	October 11, 2002
/s/ JOSEPH R. BONI III Joseph R. Boni III	Treasurer (Principal Financial and Accounting Officer)	October 11, 2002
* J. Dawson Cunningham	Director	October 11, 2002
* John J. Gasparovic	Director	October 11, 2002
* Michael W. Wickham	Director	October 11, 2002

* The undersigned by signing his name hereto, does sign and execute this Registration Statement on Form S-3 pursuant to a Power of Attorney executed on behalf of the above-indicated officers and directors of New Penn Motor Express, Inc. and filed herewith as Exhibit 24 on behalf of New Penn Motor Express, Inc. and each such person.

By: _____ /s/ JOSEPH R. BONI III _____

Joseph R. Boni III
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1*	Form of Underwriting Agreement.
4.1	Certificate of Incorporation of Roadway Corporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A filed by Roadway Corporation on May 30, 2001).
4.2	Bylaws of Roadway Corporation (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form 8-A filed by Roadway Corporation on May 30, 2001).
4.3	Form of Senior Indenture (filed herewith).
4.4*	Form of Senior Note.
5†	Opinion of John J. Gasparovic regarding the legality of the securities being registered.
12†	Statement regarding computation of earnings to fixed charges.
23.1	Consent of Ernst & Young LLP, Independent Accountants (filed herewith).
23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants (filed herewith).
23.3†	Consent of John J. Gasparovic (included in Exhibit 5).
24†	Powers of Attorney authorizing execution of Registration Statement on Form S-3 on behalf of certain directors and officers of the registrants.
25**	Form T-1 Statement of Eligibility of Trustee for Senior Indenture under Trust Indenture Act of 1939.

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* To be filed by amendment or as an exhibit to a report on Form 8-K pursuant to Item 601 of Regulation S-K and incorporated herein by reference.

** To be filed separately pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.

† Previously filed.